Exhibit 99.1

TSX: JE
NYSE:  JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy to Webcast 2017 Annual Meeting of Shareholders

TORONTO, ONTARIO - - June 26, 2017 - - Just Energy Group, Inc. (TSX:JE; NYSE:JE) today announced that it will host a live webcast of its 2017 Annual Meeting of Shareholders. The meeting will take place on Tuesday, June 27, 2017 at 10:00 am ET at the Toronto Stock Exchange – Broadcast Centre, The Exchange Tower, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada M5X 1J2.

Interested parties may access the live webcast through the following link: https://event.on24.com/wcc/r/1455100/EC4B5FFB1EF4391ADA0BD3906763DB90. A replay of the webcast will be available for approximately one year in the Presentations section of the Company's investor relations website.

About Just Energy Group Inc.
Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Just Energy
713-933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Alpha IR
617-461-1101
michael.cummings@alpha-ir.com